UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

For the Month of May 2005

Commission File Number: 000-32115

ENTERRA ENERGY TRUST
(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Notice and Information Circular – Proxy Statement and the Form of Proxy for the Annual Meeting of Enterra Energy Trust, attached hereto as Exhibits 99.1 and 99.2 respectively, were mailed to unitholders on May 4th.  The Certificate of Mailing of Olympia Trust Company is attached as Exhibit 99.3. Enterra Energy Trust issued a press release on May 6, 2005 attached hereto as Exhibit 99.4 announcing the date on which it would issue its financial results for the first quarter, and on May 13th issued its financial results in both a U.S. dollar news release (attached as Exhibit 99.5) and a Canadian dollar news release (attached as Exhibit 99.6) and released its interim report for the fiscal quarter ended March 31, 2005, including management’s discussion and analysis, attached as Exhibit 99.7, with the CEO’s Certification attached as Exhibit 99.8 and the CFO’s Certification attached as Exhibit 99.9.  Enterra issued a news release on May 16th, attached as Exhibit 99.10, announcing its monthly distribution, and a news release on May 17th, attached as Exhibit 99.11, announcing the new exchange ratios of the outstanding exchangeable shares of Enterra Energy Corp. and Rocky Mountain Acquisition Corp.  On May 31st, Enterra Energy Trust issued a news release, attached as Exhibit 99.12, announcing an agreement to acquire High Point Resources Inc., an agreement for Macon Resources Ltd. to provide management services to the Trust, and the intention to close the previously announced acquisition of Rocky Mountain Gas Inc. on June 1, 2005.

Exhibit No.	Description
99.1	Notice and Information Circular – Proxy Statement
99.2	Form of Proxy
99.3	Certificate of Mailing dated May 4, 2005
99.4	News Release dated May 6, 2005
99.5	News Release dated May 13, 2005 (US dollars)
99.6	News Release dated May 13, 2005 (Canadian dollars)
99.7	Interim Report for the quarter ended March 31, 2005, including MD&A
99.8	CEO’s Certification dated May 13, 2005
99.9	CFO’s Certification dated May 13, 2005
99.10	News Release dated May 16, 2005
99.11	News Release dated May 17, 2005
99.12	News Release dated May 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST
(Registrant)
By: Enterra Energy Corp.
Administrator of the Trust
By:

/s/ Reg Greenslade

Reg Greenslade

President and Chief Executive Officer
Date: June 1, 2005